# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Repay Holdings Corp, CIK 0001720592
CUSIP: 76029L100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, SUITE 1100, Atlanta, Georgia (GA), 30305
Date of event which requires filing of this statement: 04/10/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001772351
Persons authorized to receive notices and communications: Alex Vezendan, 3889 Maple Avenue, Suite 220, Dallas, Texas (TX), 75219, 913-908-4943

## Reporting persons
- Veradace Capital Management LLC (CIK 0001772351): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,355,504; sole dispositive power 0; shared dispositive power 7,355,504; aggregate amount beneficially owned 7,355,504 (8.6% of the class)
- Veradace Partners LP (CIK 0001772447): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,355,504; sole dispositive power 0; shared dispositive power 7,355,504; aggregate amount beneficially owned 7,355,504 (8.6% of the class)
- Alexander Vezendan: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,355,504; sole dispositive power 0; shared dispositive power 7,355,504; aggregate amount beneficially owned 7,355,504 (8.6% of the class)
- John Conlin: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,355,504; sole dispositive power 0; shared dispositive power 7,355,504; aggregate amount beneficially owned 7,355,504 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Repay Holdings Corp
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, SUITE 1100, Atlanta, Georgia (GA), 30305

## Item 2. Identity and Background
Name of person filing:
This statement is being jointly filed by and on behalf of each of Veradace Capital Management LLC, a Delaware limited liability company ("Veradace"), Veradace Partners L.P., a Delaware limited partnership (the "Fund"), Alexander Vezendan, and John Conlin.
The Fund is the record and direct beneficial owner of the securities covered by this statement. As the investment adviser to the Fund, Veradace may be deemed to beneficially own the securities covered by this statement. Messrs. Vezendan and
Conlin are the Principals of and may be deemed to beneficially own securities owned by, Veradace. The total number of shares owned consists of 7,245,104 shares of common stock and options to purchase 110,400 shares of common stock.
Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer
Residence or business address: 3889 Maple Avenue, Suite 220, Dallas, TX 75219
Present principal occupation or employment: Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public securities investments
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Veradace and the Fund are each organized under the laws of the State of Delaware. Messrs. Vezendan and Conlin are both citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of April 8, 2026, the Fund, the record and direct beneficial owner of the securities covered by this statement, held voting and dispositive power over 7,245,104 shares of common stock of the Issuer ("Shares") and options to acquire 110,400 Shares (such shares and options collectively, the "Securities"), representing a combined total of 8.6 percent of the Issuer's outstanding Class A Shares. All calculations of beneficial ownership percentages in this statement are based on 85,880,982 Shares outstanding as of March 4, 2026, as disclosed by the Issuer in its Form 10-K filed with the SEC on March 9, 2026. Relevant transactions leading up to this date, as well as the respective price per share of each transaction, are set forth on Schedule A to this statement. Each of these transactions was executed through the open market. The funds for the purchase of the Securities came from the working capital of the Fund. The aggregate purchase price of the Securities reported herein was approximately $31,342,416. No borrowed funds were used to purchase the Securities, other than under margin accounts with a brokerage firm in the ordinary course of business. Positions in Issuer securities may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Veradace originally acquired beneficial ownership of the Shares of the Issuer for investment purposes and filed a Schedule 13G on November 5, 2025 based on a passive investment intent.
Veradace evaluates on an ongoing basis its investment in the Issuer and its options with respect to such investment, and now believe that additional changes may be necessary for the Issuer to maximize shareholder value. On April 8, 2026, Veradace shared its concerns with the Issuer regarding the Issuer's performance over the last several years, the shareholder opposition to the
KUBRA Data Transfer LTD acquisition, and the absence of any meaningful shareholder perspective on its board of directors (the "Board"). Veradace indicated its desire for two new shareholdersupported directors to be added to the Board.
Veradace intends to continue to engage in dialogue with the Issuer regarding potential Board candidates and the opportunity for the Board to benefit from fresh perspectives with respect to investor credibility, capital allocation, and overall value maximization.
As noted above, Veradace intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment. In connection with such evaluation, the Reporting
Persons may communicate publicly or privately with members of the Board and/or senior management of the Issuer, other stockholders, knowledgeable industry or market observers, or other third parties with respect to this investment. As part of such evaluation and any such communications, the Reporting Persons may make recommendations, suggestions, or proposals to and may engage in discussions with the Issuer or other third parties (including other stockholders) that may relate to or result in one or more of the matters specified in clauses (a) through U) of Item 4 of Schedule 13D, including, but not limited to, changes in the composition of the Board, changes in the strategic direction and future plans of the Issuer and other opportunities involving the Issuer as a means of enhancing shareholder value.
Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through U) of Item 4 of
Schedule 13D. Depending on various factors, including the Issuer's financial position, prospects and strategic direction, the outcome of the matters referenced above, other developments concerning the
Issuer, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, (i) acquiring additional securities of the Issuer in the open market or in privately negotiated transactions, (ii) disposing of all or a portion of its securities, and (iii) enter into hedging, derivative or other arrangements with respect to its economic exposure to the Issuer's securities. The Reporting Persons reserve the right to change their views with respect to the Issuer and to take any action with respect to their investment permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person as of the time of filing, is stated in Items 11 and 13 on the cover page(s) hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to share voting and dispositive power over 7,245,104Shares and options to acquire an additional 110,400 Shares, representing beneficial ownership of a combined total of 8.4 percent of the outstanding Shares.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons in the Shares during the past 60 days are set forth on Schedule A to this statement. Each of these transactions was executed through the open market.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Fund, through open market transactions between September 25, 2025 and November 4, 2025, purchased options to acquire 110,400 Shares and sold put options covering the same number of Shares. All of the Options are American-style and expire on June 30, 2026. The exercise prices for the Options are as set forth below:

Option Exercise Price

110,400 Shares (Call) $7.50 per Share

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Attached

## Signatures
- Veradace Capital Management LLC: /S/ Alexander Vezendan, Principal (04/15/2026)
- Veradace Partners LP: /S/ Alexander Vezendan, Principal (04/15/2026)
- Alexander Vezendan: /S/ Alexander Vezendan, Principal (04/15/2026)
- John Conlin: /S/ John Conlin, Principal / Chief Compliance Officer (04/15/2026)